August 30, 2019

Kun Dai
Chief Executive Officer
Uxin Limited
2-5/F, Tower E, LSHM Center
No. 8 Guangshun South Avenue
Chaoyang District
Beijing, 100102
People's Republic of China

       Re: Uxin Limited
           Form 20-F for Fiscal Year Ended December 31, 2018
           Filed April 29, 2019
           File No. 001-38527

Dear Mr. Dai:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services
cc:    Julie Gao